Exhibit 12.1

Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)
	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Pre-tax earnings from continuing operations	$154,282	$137,508	$136,616	$64,071	$27,165
Addback:
Fixed charges	26,141	23,104	23,128	20,612	13,909
Subtract:
Non-controlling interest	(3,435)	(2,574)	-	-	-
Interest capitalized	(1,089)	(116)	-	-	-
Total earnings	$175,899	$157,922	$159,744	$84,683	$41,074

Fixed Charges:
Interest expensed and capitalized	$19,081	$16,434	$16,673	$15,626	$10,574
Interest component of rental payments (1)	7,060	6,670	6,455	4,986	3,335
Total fixed charges	$26,141	$23,104	$23,128	$20,612	$13,909

Ratio of earnings to fixed charges	6.73	6.84	6.91	4.11	2.95

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.